SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2009
TRINITY BIOTECH PLC
(Name of Registrant)
IDA Business Park
Bray, Co. Wicklow
Ireland
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TRINITY BIOTECH PLC
6-K Item
Press Release dated April 29, 2009
Trinity Biotech Announces First Quarter 2009 Financial Results
EPS increases to $0.12 from $0.055. Revenues decrease 3.5%
on a constant currency basis
DUBLIN, Ireland (April 29, 2009)... Trinity Biotech plc (NasdaqGS: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced results for the quarter ended March 31, 2009.
Revenues for the quarter decreased to US$31.1m from US$32.2m, on a constant currency basis, compared to the same period last year, representing a fall of US$1.1m or 3.5%. Point-of-Care revenues increased substantially, growing by 43.3% largely driven by increased HIV sales in Africa. Clinical Laboratory revenues decreased by 8.7%, primarily attributable to a slowdown in the Company’s antigen/antibody trading business, Fitzgerald, where customers have made conscious decisions to reduce inventory levels due to the current global recession and secondly due to a fall in haemostasis revenues in line with expectations.
Revenues for the three months by key product area were as follows :

	2008	2008	2009	% Increase/
	Quarter 1	Quarter 1	Quarter 1	(decrease)
		Adjusted*
	US$000	US$000	US$000

Total Clinical Laboratory	30,917	28,959	26,435	(8.7%)
Point-of-Care	3,336	3,260	4,671	43.3%

Total	34,253	32,219	31,106	(3.5%)

*	Revenues for the first quarter of 2008 have been adjusted to reflect exchange rates prevailing in the first quarter of 2009
Gross profit for the quarter amounted to US$14.3 million representing a gross margin of 46% which is in line with the same period in 2008. Research and Development expenses amounted to US$1.8m, representing a decrease of 4%. SG&A expenses have fallen by 20% from US$12.0 million in quarter 1, 2008 to US$9.6m million in the current quarter. This reduction reflects the impact of the cost saving measures which we have implemented, lower depreciation and amortization charges due to the impairment charge taken in quarter 4, 2008 and more favourable exchange rates. The tax charge for the quarter was US$0.3m representing an effective tax rate of 9.1%.
Operating profit for the quarter amounted to US$3.0 million, which represents an increase of 71% over the first quarter of 2008. Net income for the quarter increased by 139% to US$2.5 million, or US$0.12 per share (ADR) from US$1.0 million, or US$0.055 per share (ADR) versus the first quarter of 2008.

Ronan O’Caoimh, CEO, commented, “This quarter has shown that Trinity is not immune to the current economic crisis. Overall we have seen our revenues fall in real terms by 3.5%, principally driven by lower Fitzgerald revenues and a fall in haemostasis revenues as expected. However, on a more positive note our point-of-care revenues have grown significantly quarter on quarter, primarily driven by increased HIV sales in Africa. Also, and most importantly, we have seen a substantial increase in profitability, which as I have stated before, is our main focus this year.
The highlight for us this quarter was the tremendous reception that Destiny Max has received in worldwide markets since its launch in December 2008. We have been hugely encouraged by the feedback that we have received from customers and are eagerly awaiting our launch in the U.S. market in the next couple of months.”
Commenting on the results, Kevin Tansley, Chief Financial Officer, said “We are very pleased that, notwithstanding lower revenues, we have been able to achieve substantially improved profitability this quarter. While some of this increase in profitability is attributable to the favourable impact of the impairment charge taken in 2008, the net increase reflects the progress made in recent quarters to reduce our operating cost structure. As the first quarter typically represents our weakest quarter due to seasonal factors, we are now, given our reduced cost base, well positioned for greater profitability in the future as revenues increase.”

Forward-looking statements in this release are made pursuant to the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialisation and technological difficulties, and other risks detailed in the Company’s periodic reports filed with the Securities and Exchange Commission.
Trinity Biotech develops, acquires, manufactures and markets over 500 diagnostic products for the point-of-care and clinical laboratory segments of the diagnostic market. The broad line of test kits are used to detect infectious diseases, sexually transmitted diseases, blood coagulation disorders, and autoimmune diseases. Trinity Biotech sells worldwide in over 80 countries through its own salesforce and a network of international distributors and strategic partners. For further information please see the Company’s website: www.trinitybiotech.com.

Trinity Biotech plc
Consolidated Income Statements

	Three Months	Three Months
	Ended	Ended
(US$000’s except share data)	March 31, 2009	March 31, 2008
	(unaudited)	(unaudited)

Revenues	31,106	34,253

Cost of sales (excluding service costs)	(15,423)	(16,887)

Gross profit (excluding service costs)	15,683	17,366
Gross profit % (excluding service costs)	50.4%	50.7%

Cost of sales — instrument servicing costs	(1,370)	(1,603)
Gross profit (including service costs)	14,313	15,763
Gross profit % (including service costs)	46.0%	46.0%

Other operating income	204	89

Research & development expenses	(1,776)	(1,845)
Selling, general and administrative expenses	(9,601)	(12,035)
Indirect share based payments	(98)	(191)

Operating profit	3,042	1,781

Interest income	1	9
Interest expenses	(289)	(675)

Net financing costs	(288)	(666)

Profit before tax	2,754	1,115

Income tax expense	(250)	(66)

Profit for the period	2,504	1,049

Earnings per ADR (US cents)	12.0	5.5

Diluted earnings per ADR (US cents)	12.0	5.5

Weighted average no. of ADRs used in computing earnings per ADR	20,854,395	19,039,191
The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Balance Sheets

	March 31, 2009	December 31, 2008
	US$ ‘000	US$ ‘000
	(unaudited)	(audited)
ASSETS
Non-current assets
Property, plant and equipment	11,489	11,836
Goodwill and intangible assets	39,750	38,544
Deferred tax assets	2,879	3,051
Other assets	773	877

Total non-current assets	54,891	54,308

Current assets
Inventories	40,984	42,317
Trade and other receivables	25,950	27,418
Income tax receivable	324	282
Cash and cash equivalents	2,589	5,184

Total current assets	69,847	75,201

TOTAL ASSETS	124,738	129,509

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	1,070	1,070
Share premium	159,854	159,864
Accumulated deficit	(96,881)	(99,493)
Translation reserve	(1,109)	(9)
Other reserves	4,488	4,473

Total equity	67,422	65,905

Current liabilities
Interest-bearing loans and borrowings	13,835	12,656
Income tax payable	54	5
Trade and other payables	18,677	22,969
Derivative Financial Instruments	13	27
Provisions	50	50

Total current liabilities	32,629	35,707

Non-current liabilities
Interest-bearing loans and borrowings	20,251	23,465
Other payables	59	59
Deferred tax liabilities	4,377	4,373

Total non-current liabilities	24,687	27,897

TOTAL LIABILITIES	57,316	63,604

TOTAL EQUITY AND LIABILITIES	124,738	129,509

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Statement of Cash Flows

	March 31, 2009	March 31, 2008
	US$ ‘000	US$ ‘000
	(unaudited)	(unaudited)
Cash and cash equivalents at beginning of period	5,184	8,700

Operating cash flows before changes in working capital	4,081	3,911
Changes in Working Capital	(1,769)	(2,066)

Cash generated from operations	2,312	1,845

Net Interest and Income taxes paid	(260)	(664)

Capital Expenditure	(2,501)	(2,623)

Repayment of bank debt	(2,146)	(4,183)

Cash and cash equivalents at end of period	2,589	3,075

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC (Registrant)
By:	/s/ Kevin Tansley
Kevin Tansley
Chief Financial Officer

Date: April 29, 2009